Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

Except where otherwise noted, all currency amounts are stated in Canadian dollars. This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 10, 2011 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three and six months ended September 30, 2011. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended September 30, 2011, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated IFRS annual financial statements for the year ended March 31, 2011. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “plan”, “expect”, “goal”, “intend”, “believe”, “estimate”, “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Burcon disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents around its plant protein extraction and purification technologies. Our patented

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

processes utilize inexpensive oilseed meals for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein isolate which is 100% soluble and transparent in acidic solutions, as well as Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 174 issued patents worldwide, including 30 issued U.S. patents, and well in excess of 300 additional patent applications, 70 of which are U.S. patent applications.

LICENSE AND PRODUCTION AGREEMENT

On March 4, 2011, Burcon signed a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (ADM) to license its CLARISOY™ technology (License) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has agreed to use reasonable commercial efforts to design, build and commission an initial production facility within a specified amount of time after it receives permit approval from the US Environmental Protection Agency (“EPA Approval Date”) to manufacture the Soy Products (the “Semi-works Production Facility”). ADM will also, within a time specified under the Soy Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Soy Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The Soy Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

CLARISOY™ soy protein is a unique soy protein that is 100 percent soluble, transparent and very low in viscosity in low pH (acidic) beverages. Use of CLARISOY™ allows for the production of transparent, protein fortified beverages such as juices, soft drinks and sport drinks in the low pH range. The terms of the License include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that begin upon certain approval by the Environment Protection Agency until the first bona fide arm’s length sale of Soy Products manufactured in the Semi-works Production facility (the “Initial License Fee”), and (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM, and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the twenty-year license agreement. The maintenance of the CLARISOY™ soy protein patent portfolio during the term of the license agreement will be the responsibility of Burcon. During the first quarter of 2012, Burcon recorded as deferred revenue an Initial License Fee of about $37,000 and in the second quarter of about $66,000 (June and September 30, 2010 - $nil).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

The License further contemplates that ADM will increase capacity to Full Commercial Production. Upon such increase, a full-commercial royalty rate will be payable on a percentage of the net revenues generated by ADM from the sales of CLARISOY™. Under the terms of the License, there is a mechanism for ADM to benefit from a stepped-down royalty rate on the establishment of certain commercial sales levels in additional geographic regions beyond North America. The additional geographic regions include the rest of the world and are defined as Asia, South and Central America, Europe including Eastern Europe and Africa. Capital costs associated with building and commissioning of production plants and the general market development of CLARISOY™ will be the sole expense of ADM.

LICENSE AND DEVELOPMENT AGREEMENT

Burcon has a license and development agreement (Canola Agreement) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. Upon completion of the development period set out in the Agreement, and the parties’ agreement on the royalty rate and minimum royalties payable by ADM, Burcon is required to grant ADM an exclusive, royalty-bearing, worldwide license to use Burcon’s technology to make and sell products, together with certain rights to grant sublicenses. In October 2008, Burcon announced that Puratein® and Supertein™ have been self-affirmed GRAS (Generally Recognized As Safe). On August 30, 2010, Burcon also announced that that the U.S. Food and Drug Administration (FDA) has issued a no objection letter that Puratein® and Supertein™ are GRAS under the intended conditions of use. GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. The total cost of the regulatory recognition process, governed by a defined cost sharing agreement for all of the third-party expenses, is US$945,922, with Burcon’s share at US$585,922. The cost sharing agreement provides that either ADM or Burcon is required to reimburse the other on the occurrence of certain events. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to the development period to March 1, 2012 to facilitate continued research aimed at expanding the commercial value of Puratein® and Supertein™. Burcon has agreed to reimburse ADM for its share of the regulatory recognition process of US$360,000 (CA$377,352). In May 2011, these funds were deposited into an interest-bearing escrow account held in trust for Burcon and ADM until March 1, 2012. On March 1, 2012, the funds held in the escrow account, including any accrued interest, will be released to ADM, and upon receipt, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the GRAS Process will be deemed to be owned solely by Burcon and ADM will have no further rights with respect thereto. Unless Burcon and ADM come to any other agreements, the Canola Agreement will terminate on March 1, 2012.

OPERATIONAL HIGHLIGHTS

CLARISOY™ is a unique soy protein isolate product that is 100% soluble, transparent and very low in viscosity in highly acidic beverages. The solubility and transparency of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

CLARISOY™ allows for its use in a wide variety of beverages where traditional soy protein isolates are not appropriate. CLARISOY™ is also very heat stable in highly acidic beverages, allowing thermal processing, including hot fill with no loss in clarity or change in viscosity. CLARISOY™ is expected to be price competitive with existing proteins and should be of particular interest to food and beverage manufacturers seeking an alternative to high dairy protein prices. During the first two quarters, Burcon continued to improve and optimize the process, as well as to carry out sensory evaluation and applications work.

During the first quarter, Burcon focused on producing samples for potential customers, as well as for use in beverage samples for the 2011 IFT (Institute of Food Technologists) Annual Meeting and Food Expo, the largest annual food science forum and exposition in the world. Major food companies participate in this annual trade show, which is attended by food professionals worldwide, to showcase the latest food science and technology developments and the newest products and trends. ADM, being a major participant in this show, launched CLARISOY™ 100, the first product to launch in the CLARISOY™ line.

During the second quarter, in addition to continuing to produce CLARISOY™ samples for a potential customer, the Winnipeg Technical Centre (WTC) continued further improvement work on the CLARISOY™ product and conducted research on other novel products and processes from various plant-based sources. The WTC reviewed and performed optimization work on the canola process and new samples were produced. Product functionality and application work were also carried out.

During the quarter, CLARISOY™ was announced as one of the three finalists for Beverage Innovation of the Year by Food Ingredients Europe & Natural Ingredients, to be held in Paris, France from November 29 – December 1, 2011. The conference is attended by global players in the food ingredients industry.

NASDAQ LISTING

On October 27, 2011, the Company’s common shares commenced trading on The NASDAQ Global Market under the symbol “BUR”. Burcon’s NASDAQ listing is intended to help raise awareness of Burcon’s timely opportunity in the food and agri-food technology sectors and increase the accessibility of our shares to U.S. investors.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein® and Supertein™, and CLARISOY™; for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein® and Supertein™, and CLARISOY™.

During the first quarter, Burcon filed two new patent applications relating to CLARISOY™ and received several patent grants over its canola protein patents, including two US patents. During the second quarter, Burcon received three U.S. patent grants. Burcon continued the maintenance and prosecution of its patent applications.

Burcon now holds 30 U.S. issued patents over canola and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 70 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 174 issued patents covering inventions that include the 30 granted U.S. patents. Currently, Burcon has over 300 additional patent applications that are being reviewed by the respective patent offices in various countries worldwide.

APPOINTMENT OF DIRECTOR

In July 2011, the Company announced the appointment of Matthew Hall to its board of directors. Mr. Hall was managing director and CEO of the food, coffee and beverages division of Nestle UK and, prior thereto, Mr. Hall was senior vice-president, global marketing communications and sales at Nestle’s global headquarters in Vevey, Switzerland. Mr. Hall is currently an associate with London, England based GoodBrand, an international sustainability and social responsibility consultancy developing strategies and creating programs to build value for food and beverage industry clients. Mr. Hall is also executive in residence and a member of the advisory board of the Peter B. Gustavson School of Business at the University of Victoria in Victoria, British Columbia. Mr. Hall is a leader in developing and implementing step change marketing, communications and sales capability initiatives. Mr. Hall has been highly successful in implementing long-term capability changes that resulted in sustained growth and profit results for Nestle. Most recently, he initiated and implemented organizational re-designs and new product launches, introduced leading edge sustainability processes, along with health, wellness and nutrition programs as the CEO of Nestle UK Food and Beverage.

RESULTS OF OPERATIONS

Burcon has not earned any revenues from its technology. Under the Soy Agreement, ADM is to make payments to Burcon on a quarterly basis from the time it obtains permit

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

approval from the Environment Protection Agency until the first bona fide arm’s length sale of Soy Products manufactured in the Semi-works Production facility (the “Initial License Fee”). During the first quarter, Burcon recorded as deferred revenue an Initial License Fee of about $37,000 and, similarly, about $66,000 in the second quarter.

For the three and six months ended September 30, 2011, the Company recorded a loss of $1,786,507 ($0.06 per share) and $2,976,253 ($0.10 per share), as compared to $1,921,638 ($0.07 per share) and $4,670,525 ($0.16 per share) during the same periods of the prior year. Included in the loss amount for the six month ended September 30, 2011 is $918,892 (2010 - $2,784,008) of stock-based compensation (non-cash) costs. The other non-cash costs included in the loss for the period is amortization of $30,699 (2010 -$85,743) and gain on disposal of plant equipment of $3,359 (2010 - $nil). The following provides a comparative analysis of significant changes in major expenditures items.

Research and development expenses
Components of research and development (“R&D”) expenditures are as follows
(in thousands of dollars):

		Three months ended		Six months ended
	Sep. 30, 2011	June 30, 2011	Sep. 30, 2010	Sep. 30, 2011	Sep. 30, 2010
	$	$	$	$	$
Salaries and benefits	142	20	527	163	1,170
Laboratory operation	40	24	89	63	183
Amortization	19	10	43	29	84
Rent	8	5	20	13	40
Analyses and testing	10	5	16	15	29
Travel and meals	1	-	2	1	7
	220	64	697	284	1,513

R&D expenses decreased by approximately $477,000 and $1,229,000 from the comparative three and six months in 2010. During the quarter, expenses relating to CLARISOY™ development work on the improvement of the process and product were capitalized as deferred development costs. These amounted to $309,000 and $790,000 for the three and six months ended September 30, 2011 ($nil in the comparative three and six months), including $53,000 and $160,000 ($nil in the comparative three and six months) of stock-based compensation expense, respectively. After taking into account expenses that have been capitalized and a decrease in stock-based compensation expense, overall R&D expenditures remained relatively consistent, except for analyses and testing expenditures that, during the current three and six month periods over the comparative periods, increased due to additional external lab testing on samples that were carried out.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

General and administrative (“G&A”) expenses
(in thousands of dollars)

		Three months ended		Six months ended
	Sep. 30, 2011	June 30, 2011	Sep. 30, 2010	Sep. 30, 2011	Sep. 30, 2010
	$	$	$	$	$
Salaries and benefits	900	590	796	1,490	2,268
Professional fees	474	417	228	891	493
Investor relations	89	78	116	167	211
Office supplies and services	27	28	26	56	53
Travel and meals	43	28	33	71	49
Management fees	12	10	44	22	94
Amortization of property and equipment	1	1	1	1	2
Other	56	17	13	73	47
	1,602	1,169	1,257	2,771	3,217

Included in salaries and benefits is stock-based compensation expense for the three and six months ended September 30, 2011 are $608,000 and $853,000 (2010 - $ 659,000 and $2,018,000). Stock-based compensation expense relating to options granted in December 2009 decreased by $420,000 and $979,000 for the three and six month periods over the same comparative periods in fiscal 2011. For the current quarter, the decrease was offset by an increase of $454,000 from options granted to newly appointed directors that vested immediately. The six-month decrease was also affected by 130,000 options granted in April 2010, of which 80,000 options were vested immediately and the Company recorded a fair value of about $538,000, determined using the Black-Scholes model.

The cash portion of salaries and benefits increased by about $130,000 and $355,000 for the three and six-month periods over the same periods last year. This was due primarily to two senior officers having transferred their employment to the Company and the hiring of a corporate development manager in late fiscal 2011, and a salary increase, including a retroactive salary adjustment, for a senior officer. The decrease in management fees is reflective of the two senior officers’ transfer of employment as their services were previously charged as management fees by a related party.

The decrease in investor relations expense for the three and six months ended September 30, 2011 is due mostly to a decrease in stock-based compensation of $21,000 and $37,000, respectively. The cash portion of investor relations expense did not change significantly over the comparative quarter.

The increase in other expenses is attributable almost entirely to the NASDAQ application process, including the non-refundable application fee and other filing fees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

Professional fee expenses
(in thousands of dollars)

		Three months ended		Six months ended
	Sep. 30, 2011	June 30, 2011	Sep. 30, 2010	Sep. 30, 2011	Sep. 30, 2010
	$	$	$	$	$

Regulatory and intellectual property	242	371	190	613	423
Legal, audit and consulting	232	46	38	278	70

	474	417	228	891	493

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Of the total of about $450,000 and $925,000 expended on patent legal fees and expenses during the three and six months ended September 30, 2011, respectively, Burcon capitalized about $210,000 and $291,000, respectively, relating to CLARISOY™ cases to deferred development costs. In the current quarter, these expenditures (including those capitalized) averaged about $150,000 per month, as compared to an average of about $63,000 per month in the same period in 2010. Similarly, these expenditures averaged about $154,000 for the six-month period, versus $69,000 over the same period last year. During the last quarter of fiscal 2011, several of Burcon’s patents entered National Phase, which required the filing of patent applications in several specified countries. Burcon continued to incur costs associated with these patents that have entered into National Phase during the first quarter. In addition, several soy-related cases entered National Phase during the current quarter, as well as patents that were registered in Europe that incurred filing fees in several European countries. From inception to September 30, 2011, Burcon has expended approximately $6.8 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Burcon expended $222,000 during the current quarter in legal and audit fees for the NASDAQ application and listing process.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

	Three months ended
	September 30,			December 31,
	2011	June 30, 2011	March 31, 2011	2010
Interest and other income	36	43	41	39
Loss for the period	(1,786)	(1,190)	(2,526)	(1,609)
Basic and diliuted loss per share	(0.06)	(0.04)	(0.08)	(0.05)

	Three months ended
	September 30,			December 31,
	2010	June 30, 2010	March 31, 2010	2009
Interest and other income	32	27	32	31
Loss for the period	(1,922)	(2,749)	(2,254)	(2,171)
Basic and diliuted loss per share	(0.07)	(0.09)	(0.08)	(0.07)

Included in the loss of the September 30, 2011 quarter and the quarter ended June 30, 2011 are about $653,000 and $266,000 of stock-based compensation expense, respectively. Included in the first, second, third and fourth quarters of fiscal 2011 are stock-based compensation expense of approximately $1,787,000, $997,000, $682,000 and $625,000, respectively. Similarly, included in quarters three to four of fiscal 2010’s losses is stock-based compensation expense of about $1,359,000 and $1,210,000, respectively. As noted above, the higher stock-based compensation expense in the first quarter of last year relates to the recognition of options granted in the quarter that vested immediately.

During the quarter ended March 31, 2011, Burcon recorded the reimbursement to ADM for $356,000 (USD 360,000) and also the financial advisory fee and travel expenses of $510,000 to BMO Nesbitt Burns for the finalization of the CLARISOY™agreement.

As noted above, Burcon incurred about $265,000 in legal, audit and filing fees with respect to the NASDAQ listing process.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenditures reached historical highs, with about $450,000 and $475,000 during the first and second quarters, respectively (of which $81,000 and $210,000 were capitalized to deferred development costs, respectively) due to several patents having entered National Phase in the fourth quarter of last year, as well as the current quarter. These costs include filing fees for these patents in several designated countries. Foreign agency fees related to the registration in various countries of patents granted in Europe as well as a patent that had entered national phase resulted in higher patent legal fees and expenses during the second quarter of fiscal 2010 (about $310,000).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

LIQUIDITY AND FINANCIAL POSITION

As at September 30, 2011, Burcon had $6,687,796 in cash and cash equivalents (March 31, 2011 - $9,628,020) and $2,301,769 (March 31, 2011 - $2,304,465) in short-term investments. In addition at September 30, 2011, Burcon had restricted cash of $379,862 (March 31, 2011 - $nil) relating to the ADM escrow funds as discussed on page 3 of this MD&A. The net cash used in operations during the six months ended September 30, 2011, measured in terms of cash flows from operating activities, before changes in non-cash working capital, totalled approximately $2,030,000 as compared to $1,801,000 for the comparative period. Before the capitalization of CLARISOY™ development expenditures of $863,000, the cash used in operations actually increased by $1,092,000, of which patent legal fees and expenses accounted for $481,000 of the increase. The balance of the increase is attributable to an increase in salaries and benefits and NASDAQ-related expenditures included in G&A expenditures as discussed above.

The Company did not invest in significant capital expenditures during this quarter.

The cash flow from financing activities during the six months ended September 30, 2011 related to option exercises that provided proceeds of approximately $538,000 as compared to the comparative period in which option and warrant exercises provided proceeds of $1,475,000.

As at September 30, 2011, Burcon’s working capital was $8,311,586 (March 31, 2011 -$10,727,054). Burcon was not committed to any material capital expenditures as at September 30, 2011. However, the Company may incur up to $260,000 in additional capital expenditures and approximately $750,000 in patent legal fees and disbursements for the balance of fiscal 2012. Burcon expects five more patents to enter National Phase over the balance of this fiscal year that are expected to incur significant filing fees. Burcon is planning to conduct external scientific studies to further research on various aspects of its canola protein products. As such, it may incur up to $775,000 related to this study this year. The Board of Directors has also approved an additional $1.2 million for research studies on canola protein products. During the quarter, Burcon expended about $222,000 in audit and legal fees and about $43,000 in filing fees related to the NASDAQ application process and incurred a further $113,000 subsequent to the quarter-end for the listing fee. Burcon does not expect to incur further significant fees related to the listing process in the third quarter. As part of the Soy Agreement, ADM is expected to continue to make payments to Burcon until the first sale of the products from the Semi-works Production Facility.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least January 2013, excluding proceeds from outstanding convertible securities and royalties from the sale of products from the Semi-works Production Facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

OUTSTANDING SHARE DATA

As at September 30, 2011, Burcon had 29,991,074 common shares and 1,938,687 stock options outstanding at a weighted average exercise price of $7.30 per share. As at the date of this MD&A, Burcon had 29,991,074 common shares and 1,897,854 stock options outstanding at a weighted average exercise price of $7.28 per share.

RELATED PARTY TRANSACTIONS

Burcon engaged a company controlled by an entity that has significant influence over Burcon for the rental of its office premises and management services. During the three and six months ended September 30, 2011, Burcon paid $13,997 and $27,994, respectively, (2010 - $10,243 and $20,486) to this company for these rental and office supplies and services. In addition, administrative services are contracted through a management agreement with this related company and professional legal and accounting services were contracted up to February 28, 2011. For the three and six months ended September 30, 2011, Burcon was charged management fees of $11,939 and $21,781, respectively, (2010 - $43,511 and $94,219) for these services. At September 30, 2011, $4,026 (March 31, 2011 - $nil) of this amount is included in accounts payable and accrued liabilities. From March 1, 2011, professional services provided by Burcon to this related company provided other income of $3,607 and $8,555 for the three and six months ended September 30, 2011, respectively, (2010 - $nil and $nil). These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, restricted cash, amounts receivable and short term investments. The Company’s cash equivalents comprise banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents, restricted cash and short-term investments with various Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the three and six months ended September 30, 2011, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.25% and 1.23%, respectively, (2010 – 0.83% and 0.79%) per annum and the weighted average interest rate earned on the short-term investments was 1.56% and 1.55% per annum (2010 – 1.52% and 1.39%) during the three and six months ended September 30, 2011. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at September 30, 2011 is estimated to be a $67,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at September 30, 2011 was $1,130,710, all of which is within the next 12 months.

CRITICAL ACCOUNTING ESTIMATES

These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB). The consolidated financial statements have been prepared under historical cost conventions.

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 to the condensed consolidated interim financial statements for assumptions used by management) and the determination of whether all criteria for deferring development costs are met as well as the determination of the point when amortization of development cost commences.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

FUTURE ACCOUNTING CHANGES

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC).

Standards and interpretations issued but not yet effective:

  IFRS 7 - Financial instruments - disclosures

Amended to require additional disclosures in respect of risk exposures arising from transferred financial assets. Effective for annual periods beginning on/after July 1, 2011.

  IFRS 9 - Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value through profit or loss. Financial liabilities are measured at fair value through profit or loss or amortized cost. Effective for years beginning on/after January 1, 2013.

  New standards addressing scope of reporting entity

IFRS 10, Consolidated Financial Statements, replace the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control over IFRS so that the same criteria are applied to all entities to determine control.

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

IFRS 12, Disclosure of Interest in Other Entities, sets out the disclosure requirement for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

These standards are effective for years beginning on/after January 1, 2013.

  IFRS 13, Fair value measurement and disclosure requirements

Provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. Effective for years beginning on/after January 1, 2013.

The Company is currently assessing the impact of these standards and the expected date of adoption.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the quarter ended September 30, 2011 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

There have been no significant changes to the risks and uncertainties as outlined in the Management’s Discussion and Analysis for the years ended March 31, 2011 and 2010. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2011 under the section titled “Risk Factors”. The Annual Information Form is available at www.sedar.com.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its soy and canola products.

CLARISOY™

Burcon intends to conduct further research and development to improve or develop novel applications for CLARISOY™ soy protein into food products, as well as to make further

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2011 and 2010

optimization and improvements to the process. Burcon also will support ADM in connection with its development of a commercial facility for the production, marketing and sale of CLARISOY™ soy protein.

Puratein® and Supertein™

Burcon plans to conduct further research and development to establish the unique functional and nutritional characteristics of Supertein™ and Puratein® canola protein isolates and also initiate scientific research projects aimed at establishing the potential health benefits of Supertein™ canola protein isolate and its use as a functional food ingredient. Burcon’s ultimate objective from its canola research activities is to develop Puratein® and Supertein™ through one or more strategic alliances to pursue the development and construction of a first commercial facility.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will further strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.